COMFORCE Corporation

415 Crossways Park Drive

P.O. Box 9006

Woodbury, NY 11797

December 22, 2005

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Dave Wolz, Staff Accountant

Dear Mr. Wolz:

As you discussed with our counsel by telephone today, COMFORCE Corporation will respond to the SEC staff comment letter dated December 22, 2005 on or before January 16, 2006. We appreciate your consideration of our holiday schedules.

Sincerely,

/s/ Harry V. Maccarrone
Harry V. Maccarrone
Executive Vice President and Chief Financial Officer